UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-23c-3
Notification of Repurchase Offer
Pursuant to Rule 23c-3

1. **Investment Company Act File Number: 811-23474**
   Date of Notification: September 16, 2026

2. **Exact name of Investment Company as specified in registration statement:**
   KKR Asset-Based Finance Fund

3. **Address of principal executive office: (number, street, city, state, zip code)**
   555 California Street, 50th Floor
   San Francisco, CA 94104

4. **Check one of the following:**

   A. ☒ The notification pertains to a periodic repurchase offer under paragraph (b) of Rule 23c-3.

   B. ☐ The notification pertains to a discretionary repurchase offer under paragraph (c) of Rule 23c-3.

   C. ☐ The notification pertains to a periodic repurchase offer under paragraph (b) of Rule 23c-3 and a discretionary repurchase offer under paragraph (c) of Rule 23c-3.

By: /s/ Annette O'Donnell-Butner

Annette O'Donnell-Butner

Chief Compliance Officer

KKR

KKR Asset-Based Finance Fund

If you do not wish to sell shares at this time, please disregard this notice

Notice Of Quarterly Repurchase Offer

If you own these shares through a financial intermediary, contact your financial intermediary.

September 16, 2026

Dear KKR Asset-Based Finance Fund Shareholder,

The purpose of this notice is to inform you of the upcoming quarterly repurchase offer for KKR Asset-Based Finance Fund (the "Fund"). **If you have no need or desire to sell your shares this quarter, simply disregard this notice. We will notify you again next quarter and mail new documents to be completed in connection with the next repurchase offer.**

We extend this repurchase offer to provide some liquidity to shareholders, because shares of this closed-end interval fund are not redeemable daily for cash and are not traded on a stock exchange. Shares of the Fund can only be tendered for repurchase during one of the Fund's scheduled quarterly repurchase offers, so we would like to make you aware of the deadlines and procedures should you wish to do so. The Fund is offering to repurchase 5% of its total shares during this repurchase offer period. If total repurchase requests exceed 5% of the Fund's total shares, the Fund may (but is not obligated to) increase the number of shares that it is offering to repurchase by up to an additional 2% of its total shares. **Note that if shares requested to be repurchased exceed the number offered for repurchase, the Fund will repurchase tendered shares on a pro rata basis. In the event of an oversubscribed repurchase offer, you may be unable to liquidate some or all of your investment and will have to wait until a subsequent repurchase offer to tender shares that the Fund was unable to repurchase.**

Any sale of shares to the Fund pursuant to this repurchase offer will generally be a taxable event. Consult your financial advisor or tax advisor for more information. Please remember that you are not obligated to do anything with your shares at this time if you do not need or desire to sell your shares.

The repurchase offer period will begin on **September 16, 2026,** and end on **October 16, 2026. If you wish to sell your shares during this repurchase offer period, you can do so in one of the following two ways:**

If your shares are held at your financial advisor, broker, dealer or other financial intermediary, please ask your financial advisor, broker, dealer or other financial intermediary to submit a repurchase request for you. Your financial advisor broker, dealer or other financial intermediary may have different requirements for making a repurchase request during the repurchase offer period. None of the Fund, KKR Credit Advisers (US) LLC or KKR Capital Markets LLC is responsible for any errors committed by your financial advisor, broker, dealer or other financial intermediary in submitting a Repurchase Request Form for you. A shareholder who holds shares through a financial adviser, broker, dealer or other financial intermediary should NOT submit the attached form to the Fund.

If you have a direct account held with the Fund, please complete, sign and date the enclosed Repurchase Request Form. In order to process your request, it must be received in good order by the Fund's transfer agent, SS&C GIDS, Inc. by **4:00 p.m., Eastern Time, on Friday, October 16, 2026, to be effective.**

For informational purposes, on September 9, 2026, the net asset value per share of each outstanding class of shares of the Fund was:

Class I (KABFX) - $ 22.64
Class T (KABTX) - $ 22.44
Class U (KABUX) - $ 21.59
Class D (KABDX) - $ 21.03

Shareholders should realize that the net asset value of the Fund (and therefore the net asset value of the shares held by each shareholder) likely will change between September 16, 2026 (the most recent date as of which net asset value is available) and October 16, 2026, when the value of the shares tendered to the Fund will be determined for purposes of calculating the purchase price of such shares. Any tendering shareholders that wish to obtain the most current net asset value of their shares on this basis should visit https://www.nasdaq.com/ or contact the Fund at (855) 844-8655.

All repurchase requests must be received in good order by 4:00 p.m., Eastern Time, on Friday, October 16, 2026, to be effective. Shareholders must submit one request form for each class they wish to redeem.

If you have questions, please call your financial advisor or the Fund at (855) 844-8655. This Repurchase Offer Notice can also be found online at https://kseries.kkr.com/kabf/.

Sincerely,

KKR Asset-Based Finance Fund

KKR

KKR Asset-Based Finance Fund

Repurchase Offer

1. The Offer. KKR Asset-Based Finance Fund (the "Fund") is offering to repurchase, for cash, up to five percent (5%) of its issued and outstanding shares at a price equal to the net asset value ("NAV") as of the close of regular business hours on the New York Stock Exchange on the Repurchase Pricing Date (defined below). The purpose of this offer is to provide a level of liquidity to shareholders since no secondary market exists for these shares. This offer is not conditioned on the tender of any minimum number of shares. This offer is made subject to the terms and conditions made in this Repurchase Offer and the Fund's Prospectus and Statement of Additional Information.

2. Net Asset Value. On September 9, 2026, the NAV of Class I Shares (KABFX) was $22.64 per share, of Class T Shares (KABTX) was $22.44 per share, of Class U Shares (KABUX) was $21.59 per share, and of Class D Shares (KABDX) was $21.03 per share. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the New York Stock Exchange no later than the 14th day after the Repurchase Request Deadline (defined below). The NAV can fluctuate. Therefore, the NAV on the Repurchase Pricing Date (defined below) may be higher or lower than the NAV stated above or the date on which you return your Repurchase Request Form. Please visit www.nasdaq.com for the Fund's most current NAV per share. The current NAV may also be obtained by calling **(855) 844-8655** and asking for the most recent price. The shares of the Fund are not traded on any organized market or securities exchange.

3. Repurchase Request Deadline. All Repurchase Request Forms must be received in proper form by **4:00 p.m., Eastern Time, on October 16, 2026** (the "Repurchase Request Deadline").

4. Repurchase Pricing Date. The NAV used to calculate the repurchase price will be determined on **October 16, 2026** (the "Repurchase Pricing Date"). This may be higher or lower than the NAV on the date on which you return your Repurchase Request Form.

5. Payment for Shares Repurchased. The Fund will pay repurchase proceeds within seven (7) calendar days from the Repurchase Pricing Date. The Fund will not charge a repurchase fee or a redemption fee.

6. Increase in Number of Shares Repurchased; Pro Rata Purchase. If shareholders tender for repurchase more than five percent (5%) of the outstanding shares of the Fund, the Fund may, but is not required to, repurchase up to an additional two percent (2%) of the outstanding shares of the Fund. If the Fund determines not to repurchase an additional two percent (2%) or if more than seven percent (7%) of the shares are tendered, then the Fund will repurchase shares on a pro rata basis based upon the number of shares tendered by each shareholder. There can be no assurance that the Fund will be able to repurchase all shares that each shareholder has tendered, even if all the shares in a shareholder's account are tendered. In the event of an oversubscribed offer, the Fund may not be able to repurchase all the shares that you wish to tender and you may have to wait until the next quarterly repurchase offer to tender the remaining shares. Subsequent repurchase requests will not be given priority over other shareholder requests. Your shares may be subject to NAV fluctuation during the period between quarterly repurchase offers.

KKR

7. Withdrawal or Modification. Tenders of shares may be withdrawn or modified at any time prior to 4:00 p.m., Eastern Time, on October 16, 2026.

8. Suspension or Postponement of Repurchase Offer. The Fund may suspend or postpone this Repurchase Offer only by a vote of a majority of the members of the Board of Trustees of the Fund, including a majority of the trustees who are not "interested persons" of the Fund (as that term is defined in the Investment Company Act of 1940), and only in the following limited circumstances:

- If making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

- For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

- For any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the NAV of the Fund's Class I Shares, Class T Shares, Class U Shares and Class D Shares; and

- For any other periods that the Securities and Exchange Commission permits by order for the protection of shareholders.

9. Tax Consequences. You should review the tax information in the Fund's Prospectus and consult your tax adviser regarding any specific consequences, including state and local tax consequences, of participating in the repurchase. Generally, any tender of shares to the Fund would be treated as a taxable event and any gain or loss would be treated as a capital gain or loss, either short or long term, depending on the length of time the shares have been held by the shareholder.

10. Contingent Deferred Sales Charge on Class T Shares. Class I, Class U, and Class D shareholders are not subject to a contingent deferred sales charge. For investments in Class T Shares of over $250,000, if any Class T Shares for which you did not pay a sales charge are tendered for repurchase before the first day of the month in which the one-year anniversary of your initial purchase falls, you will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The Fund or its designee may waive the imposition of the contingent deferred sales charge in the following shareholder situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the contingent deferred sales charge will be waived at any time in the future or that the contingent deferred sales charge will be waived for any other shareholder. Shares acquired through the Fund's dividend reinvestment plan ("DRIP"), reinvestment of dividends or capital gain distributions are not subject to a contingent deferred sales charge.

11. Documents in Proper Form. All questions as to validity, form, eligibility (including time and receipt) and acceptance of tenders of shares will be determined by the Fund in its sole discretion. The determination by the Fund shall be final and binding. The Fund reserves the absolute right to reject any or all tenders of shares (even if such tenders are determined to be in good and proper form) and to refuse to accept for payment, purchase, or pay for any shares if, in the opinion of Fund's counsel, accepting, purchasing or paying for such shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this offer or any defect in any tender of shares, whether generally or with respect to any particular shares or shareholders. The Fund's interpretations of the terms and conditions of this offer shall be final and binding. Unless waived, any defects or irregularities in connection with tenders of shares must be corrected within such times as the Fund shall, in its absolute discretion, decide. Tenders of shares will not be deemed to have been made until any defects or irregularities have been corrected or waived.

KKR

None of the Fund, the Fund's adviser, the Fund's transfer agent, the Fund's distributor, or any other person or entity is or will be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

None of the Fund, the Fund's adviser, the Fund's transfer agent, or the Fund's distributor is or will be obligated to ensure that your financial consultant, or any broker/dealer or any other third party through which your shares may be held or registered, submits to you this Repurchase Offer or submits your tender of shares to the Fund on your behalf.

Neither the Fund nor its Board of Trustees makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. Each shareholder must make an independent decision as to whether or not to tender shares and, if so, how many shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund as to whether shareholders should tender shares pursuant to this offer. No person has been authorized to give any information or to make any representations in connection with this offer other than those contained herein or contained in the Fund's Prospectus, which is available at https://kseries.kkr.com/kabf/. If given or made, such recommendation and such information and representation may not be relied upon as having been authorized by the Fund.

For additional information about this offer, contact your financial consultant.

KKR

KKR Asset-Based Finance Fund

Repurchase Request Form

Must be received by 4:00 p.m., Eastern Time, October 16, 2026.

KKR Asset-Based Finance Fund

Regular Mail:
Attn: KKR Democratized Access Vehicles
c/o: SS&C GIDS, Inc.
P.O. Box 219302
Kansas City, MO 64121-9302

Overnight Mail
Attn: KKR Democratized Access Vehicles
c/o: SS&C GIDS, Inc.
801 Pennsylvania Ave., Suite 219302
Kansas City, MO 64105-1307

Fax: (833) 674-0748
FOR ADDITIONAL INFORMATION
CALL: (855) 844-8655
Email: KKRREDEEM.AI@sscinc.com
Note: This is a submission box only, no responses will be provided to any general/follow up inquiries.

Please accept this tender of shares as designated below for repurchase at a price equal to their net asset value on the Repurchase Pricing Date.

I understand that this quarterly repurchase offer is limited to five percent (5%) of the Fund's outstanding shares and that if the offer is oversubscribed, the Fund may not purchase the full amount of the shares that I am requesting, in which case the Fund will repurchase shares on a pro rata basis.

Name(s) of Registered Shareholders:

Account Number: ____

Daytime Telephone Number: ____________________________________

Share Class Tendered (check the appropriate box*):

☐ Class I (KABFX)

☐ Class T (KABTX)

☐ Class U (KABUX)

☐ Class D (KABDX)

*Shareholders must submit one request form for each class they wish to redeem.

KKR

Amount of Shares Tendered (check only ONE option and fill in number or dollar amount as appropriate):

______ Full Tender: Please tender all shares of the class designated above in my account.

______ Partial Tender: Please tender ___________ shares of the class designated above from my account.

______ Dollar Amount: Please tender enough shares of the class designated above to net $ ____________.

RETIREMENT ACCOUNTS ONLY - Withholding Notice and Election Form W-4P/OMB No. 1545-0074 Department of Treasury, Internal Revenue Service

If no withholding election is indicated below, IRS regulations require that 10% Federal income tax withholding be taken from your distributions. We encourage you to consult your accountant or tax advisor regarding your IRA distributions. Even if you elect not to have Federal income tax withheld, you are liable for payment of Federal income tax on the taxable portion of your distribution. You may be subject to tax penalties under the estimated tax payment rules if your payments of estimated tax and withholdings are not adequate.

_______ Federal Income Tax Withholding is to be withheld at ________ % (If a percentage is not specified, 10% will automatically be withheld)

_______ I elect NOT to have Federal Income Tax Withheld

Payment and Delivery Instructions:

Unless alternative instructions are given below, the check will be issued to the name(s) of the registered shareholders and mailed to the address of record.

Alternative mailing instructions: ____

____

Medallion Signature Guarantee may be required if (i) repurchase offers are greater than or equal to $100,000; (ii) proceeds of the repurchase are to be made payable via check to someone other than the registered accounts owner; or (iii) proceeds are to be made payable as the account is registered but mailed to an address other than the address of record on the account. Please contact the Fund at (855) 844-8655 to determine if a Medallion Signature Guarantee is necessary for your repurchase.

Signature: ____ Date: ________________________________

____ ________________________________

Signature Guarantee:

ALL signatures **MUST** be guaranteed by an employee of a member firm of a regional or national securities exchange or of the National Association of Securities Dealers, Inc., by an employee of a commercial bank or trust company having an office, branch or agency in the United States or any other "eligible guarantor institution" as that term is defined in Rule 17 Ad-15(a)(2) of the Securities Exchange Act of 1934.

Signature Guaranteed By: ____